Press Release

[Graphic omitted] Ahold

                                                        Royal Ahold
                                                        Corporate Communications



                                                 Date:  August 25, 2003
                                 For more information:  +31 75 659 57 20



Ahold to divest Golden Gallon in United States

Zaandam, The Netherlands, August 25, 2003 - Ahold today announced it has reached agreement to sell Golden Gallon, its fuel and merchandise convenience store operation in the southeastern United States, to The Pantry, Inc. for an undisclosed sum. The transaction is subject to antitrust approval and the satisfaction of other conditions and is expected to be completed in the fourth quarter of 2003.

The divestment of Golden Gallon is part of Ahold's strategic plan to restructure its portfolio to focus on core food businesses.

The assets to be sold include the Golden Gallon operations, working capital and all of the real estate. Over 1,000 store associates will be transferred to The Pantry, which also has the option of hiring approximately 70 non-store employees. Should they not transfer to The Pantry, Ahold is committed to providing outplacement counseling assistance to any of these associates who may be displaced.

Ahold acquired Golden Gallon in May 2000. The 138-store chain is centered in the Chattanooga region and stretches south to Atlanta and north to middle and eastern Tennessee. Stores are situated along major interstate highways and in suburban areas. Unaudited net sales in 2002 amounted to approximately USD 375 million.

The Pantry, headquartered in Sanford, North Carolina, is the leading convenience store operator in the southeastern United States and the third largest independently operated convenience store chain in the country. The company is listed on NASDAQ and operates approximately 1,300 stores in 10 states with 2002 sales of approximately USD 2.5 billion.

Ahold Corporate Communications: +31.75.659.5720


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Certain statements in this press release are "forward-looking statements" within the meaning of U.S. federal securities laws. Ahold intends that these statements be covered by the safe harbors created under these laws. These forward-looking statements include, but are not limited to, statements as to Ahold's intention to divest its Golden Gallon operation, the expected timing of completion of this transaction and Ahold's commitment to providing outplacement counseling assistance to certain Golden Gallon associates. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. Important factors that could cause actual results to differ materially from the information set forth in these forward-looking statements include the inability to obtain, or delays in obtaining, antitrust approval, the inability to satisfy, or delays in satisfying, other closing conditions and other factors and events discussed in Ahold's public filings.
Many of these factors and events are beyond Ahold's ability to control or predict. Given these uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements, which only speak as of the date of this press release. Ahold does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws.
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                                                  Albert Heijnweg 1, Zaandam
                                                  P.O. Box 3050, 1500 HB Zaandam
                                                  The Netherlands
                                                  Phone:   +31 (0)75 659 5720
                                                  Fax:     +31 (0)75 659 8302
http://www.ahold.com